Exhibit 16.1

October 5, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the fourth and fifth paragraphs on page 132 of the Form S-1 dated October 5, 2012, of Ruckus Wireless, Inc. and are in agreement with the statements contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP
San Jose, California